File No. 70-9541


                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


Application of Northeast Utilities,      )
The Connecticut Light and Power Company, )
Public Service Company of New Hampshire, )
Western Massachusetts Electric Company,  )   CERTIFICATE PURSUANT TO RULE 24
North Atlantic Energy Corporation,       )   UNDER THE PUBLIC UTILITY HOLDING
NU Enterprises, Inc.,                    )   COMPANY ACT OF 1935
Northeast Generation Company,            )
Northeast Generation Services Company,   )
Select Energy, Inc.,                     )
Select Energy Services, Inc.             )
Select Energy Contracting, Inc.,         )
Reeds Ferry Supply Co., Inc.,            )
on Form U-1                              )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended September 30, 2002, the following information is reported pursuant to the Order:

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

     The Connecticut Light and Power Company (CL&P)

     -------------------------------------------------------------------------
                                            As of September 30, 2002
     -------------------------------------------------------------------------
                                            (Thousands
                                            of Dollars)       %
                                            -----------     -----

      Common shareholders' equity
       Common shares                       $   68,120         2.3%
       Capital surplus, paid in               369,414        12.6
       Retained earnings                      301,775        10.2
                                           ----------       -----
       Total common shareholder's equity      739,309        25.1
      Preferred stock                         116,200         3.9
      Long-term and short-term debt           827,071        28.0
      Rate reduction bonds                  1,271,834        43.0
                                           ----------       -----
                                           $2,954,414       100.0%
                                           ==========       =====

      A common dividend of $15,054,506.74 was declared on September 20, 2002, and was paid to NU on September 27, 2002.

      Western Massachusetts Electric Company (WMECO)

     -------------------------------------------------------------------------
                                            As of September 30, 2002
     -------------------------------------------------------------------------
                                            (Thousands
                                            of Dollars)       %
                                            -----------     -----

     Common shareholders' equity
     Common shares                          $ 10,866          2.3%
     Capital surplus, paid in                 69,715         14.4
     Retained earnings                        70,739         14.7
                                            --------        -----
     Total common shareholders' equity       151,320         31.4
     Long-term and short-term debt           186,505         38.6
     Rate reduction bonds                    144,980         30.0
                                            --------        -----
                                            $482,805        100.0%
                                            ========        =====

     A common dividend of $4,003,154.13 was declared on September 26, 2002 and was paid to NU on September 30, 2002.

     Public Service Company of New Hampshire (PSNH)

     -------------------------------------------------------------------------
                                            As of September 30, 2002
     -------------------------------------------------------------------------
                                            (Thousands
                                            of Dollars)       %
                                            -----------     -----

     Common shareholders' equity
     Common shares                          $     -            - %
     Capital surplus, paid in                  163,869       12.0
     Retained earnings                         199,044       14.7
                                            ----------      -----
     Total common shareholders' equity         362,913       26.7
     Long-term and short-term debt             479,485       35.2
     Rate reduction bonds                      518,654       38.1
                                            ----------      -----
                                            $1,361,052      100.0%
                                            ==========      =====

     No common dividend was paid to NU.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

     As of September 30, 2002, the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

     NU represents that during the quarter ended September 30, 2002, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

     Internal cash funds available during the quarter were supplemented with external borrowings for CL&P, PSNH and WMECO.

                                                                Net cash
                                 Net cash        Net cash         flows
                    Cash          flows            flows        (used in)/
                  beginning     provided by       used in      provided by     Cash end
                  of period      operating       investing      financing      of period
                  7/1/2002      activities      activities      activities     9/30/2002
                  ---------     -----------     ----------     -----------     ---------
                                            (Thousands of  Dollars)

CL&P               $2,477        $141,349       $(65,400)        $(70,599)      $7,827
PSNH                  700          56,136        (45,968)         (10,150)         718
WMECO                   1           7,053        (10,839)           3,786            1
NAEC                   53           9,755         (9,767)            -              41



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    November 26, 2002